

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2012

<u>Via E-Mail</u>

Richard A. Packer
Chief Executive Officer
Zoll Medical Corporation
269 Mill Road
Chelmsford, MA 01824

> **Re:** **Zoll Medical Corporation**
> **Form 10-K for the Fiscal Year Ended October 2, 2011**
> **Filed November 23, 2011**
> **File No. 0-20225**

Dear Mr. Packer:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please update us on your contacts with Iran since your letter to us of May 26, 2005. We note a December 2010 New York Times article stating that you have 13 licenses with respect to Iran. We note that your Form 10-K does not provide disclosure about sales or exports to Iran. As you know, Iran is designated as a state sponsor of terrorism by the State Department and it is subject to U.S. economic sanctions and export controls. Please tell us about any contacts with Iran since your 2005 letter, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to

Iran and any agreements, commercial arrangements, or other contacts you have had with the government of Iran, or entities controlled by the Iranian government.

2. We note disclosure in the Form 10-K and on your website regarding business in the Middle East and Africa. Syria, located in the Middle East and Sudan, located in Africa, are also designated as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please provide information about any contacts with these countries. Your response should describe the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

3. Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance